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February 5, 2015	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Identifies Potential Satellite Deposits North of San Francisco Mine
Drills 33.85 m of 1.29 g/t Au and 10.2 m of 5.52 g/t Au

Hermosillo, Mexico - Timmins Gold Corp. (TSX:TMM, NYSE MKT:TGD) is pleased to announce that its 2014 drill program has identified potential satellite deposits on the North Trend located approximately 2-8 km north of the Company’s San Francisco Mine, located in northern Sonora, Mexico. During 2014 Timmins Gold completed a drill program of approximately 25,000 meters (m) in a combination of core (DH), reverse circulation (RC) and rotary air blast (RAB) drilling on the North Trend, a cluster of high priority targets to the north of the San Francisco Mine identified by previous prospecting and exploration.

Highlights of the assays received from the North Trend include 33.85 m of 1.29 g/t Au at 115.5 m downhole, including 11.00 m of 3.69 g/t Au and 1.50 m of 23.90 g/t Au, in hole VT14-002, 13.72 m of 2.54 g/t Au at 59.4 m downhole, including 4.57 m of 4.57 g/t gold and 1.52 m of 19.05 g/t gold, in hole 1B14-036, 9.15 m of 2.66 g/t Au at 24.4 m downhole, including 4.57 m of 5.03 g/t gold, in hole 1B14-013; and 10.2 m of 5.52 g/t Au at 20.3 m downhole including 2.0 m of 25.9 g/t Au, in hole R14-133.

In 2014 Timmins Gold also completed a program of core and reverse circulation drilling underneath and immediately behind the San Francisco Pit. These results will be released shortly.

Timmins Gold also drilled a total of approximately 3,600 m in a combination of RC and core at the Marisol target approximately 16 km east of the San Francisco Mine. Timmins Gold geological staff concluded that the results did not warrant further work and the option on the property will not be exercised.

The North Trend extends approximately 2-8 km north of the San Francisco Mine, and includes the Vetatierra and Area 1B targets. These targets were drilled due to their similarities to the San Francisco deposit in terms of mineral composition, rock type, structure, and potential size. Also similar to San Francisco, the areas are populated by numerous quartz and quartz-tourmaline veins/veinlets and granite which, at San Francisco, indicate the presence of gold. The first phase drill program met its objective of identifying potential deposits similar to San Francisco or La Chicharra that could act as a satellite pit to the existing operations. All widths reported below are not true widths unless otherwise stated.

Figure 1 – Plan view of San Francisco North targets. Yellow shaded areas were 2014 targets. Orange shaded areas have not been drilled but represent potential new targets.

Vetatierra

The Vetatierra target located approximately 8 km north of the San Francisco pit is a litho-structural target that was identified by surface mapping and trenching. The 2014 drill program consisted of 2,311 m in six core holes and 1,198 m in six RC holes strategically located along a diorite intrusive featuring a broad alteration halo measuring approximately 2km by 1km.

Select mineral intercepts from the drilling include:

•	6.70 m of 0.75 g/t Au at 132.8 m downhole, including 0.50 m at 5.19 g/t Au, in hole VT14-001;
•	2.25 m of 2.02 g/t Au in hole VT14-001 at 305.4 m downhole;
•	33.85 m of 1.29 g/t Au at 115.5 m downhole, including 11.00 m of 3.69 g/t Au and 1.50 m of 23.90 g/t Au, in hole VT14-002;
•	1.50 m of 1.75 g/t Au at 245.3 m downhole in hole VT14-002;
•	2.00 m of 8.64 g/t Au at 4.5 m downhole in hole VT14-004;

•	1.35 m of 2.18 g/t Au at 28.1 m downhole in hole VT14-004;
•	1.65 m of 1.41 g/t Au at 136.6 m downhole in hole VT14-005;
•	2.80 m at 1.97 g/t Au at 236.0 m downhole in hole VT14-005;
•	7.62 m of 1.38 g/t Au at 144.8 m downhole, including 1.52 m of 6.13 g/t Au, in hole VTRC14-001in hole VTRC14-001;
•	3.05 m of 3.85 g/t Au at 50.3 m downhole, including 1.52 m of 7.60 g/t Au, in hole VTRC14-002;
•	3.05 m of 1.56 g/t Au at 224.0 m downhole in hole VTRC14-002;
•	10.67 m of 0.75 g/t Au at 83.8 m downhole in hole VTRC14-003
•	1.52 m of 2.96 g/t Au at 172.2 m downhole in hole VTRC14-003;
•	6.10 m of 1.10 g/t Au at 195.1 m downhole in hole VTRC14-004;

Figure 2 – Geological map of the Vetatierra target showing 2014 drill hole locations

The drill results suggest that the mineralization at Vetatierra is flat lying to gently south dipping and is localized within meta-sedimentary rocks that occur as a halo proximal to a large diorite intrusion. Finely disseminated and coarse free gold are related to quartz-tourmaline-pyrite veining. The mineralization at Vetatierra is similar to that of the San Francisco Mine.

Timmins Gold is currently preparing a follow up drill program to further evaluate the Vetatierra discovery.

Area 1B

Area 1B is located 3 km north of the San Francisco Mine. Surface mapping and sampling has identified extensive shearing over an area measuring 1,000 m by 300 m. Surface sampling returned values up to 4.50 g/t Au over what is believed to be the eroded footwall of the shear zones. The Company completed 60 holes in 2014 (57 RC, 3 DH) totalling 8,820 m. The drilling was oriented to test the interpreted shear zone footwall contact (See Figure 3).

Select mineral intercepts include:

•	3.05 m of 1.06 g/t Au at 1.5 m downhole in hole 1B14-001;
•	16.76 m of 0.59 g/t Au at 170.7 m downhole, including 4.57 m of 1.60 g/t gold, in hole 1B14-004;
•	21.34 m of 0.52 g/t Au at 30.5 m downhole, including 9.14 m of 1.00 g/t gold, in hole 1B14-005
•	9.15 m of 2.66 g/t Au at 24.4 m downhole, including 4.57 m of 5.03 g/t gold, in hole 1B14-013;
•	1.52 m of 2.07 g/t Au at 27.4 m downhole, in hole 1B14-036;
•	13.72 m of 2.54 g/t Au at 59.4 m downhole, including 4.57 m of 4.57 g/t gold and 1.52 m of 19.05 g/t gold, in hole 1B14-036;
•	4.57 m of 2.03 g/t Au, 96.0 m downhole, in hole 1B14-051
•	9.14 m of 1.51 g/t Au, at 12.2m downhole, including 3.05 m of 4.16 g/t Au, in hole 1B14-057
•	4.57 m of 2.47 g/t Au, at 74.7 m downhole, including 1.52 m of 7.10 g/t Au, in hole 1B14-057
•	7.62 m of 1.55 g/t Au, at 147.8 m downhole, including 3.05 m of 3.48 g/t Au, in hole 1B14-068

Drilling at Area 1B suggests that gold and silver occur as fine grained disseminations associated with pyritic structural zones The pyrite content is high and the gold appears to be associated with these high sulphide zones as well as localized quartz-pyrite and occasionally quartz-tourmaline veins. The gold mineralization at Area 1B is similar to the nearby La Chicharra deposit of Timmins Gold (Proven and Probable Reserves of 19.8 M tonnes averaging 0.50 g/t Au) where the gold mineralization is related to structural zones with high iron oxide content (interpreted to be weathered pyrite) and some of the ore may be a supergene gold enrichment.

Based on these favourable initial results, Timmins Gold geological staff are preparing further work programs.

Figure 3 - Plan view of drill hole locations at Area 1B

Regional RAB Drilling

The Company initiated an extensive RAB drilling program to the north and west of the San Francisco Mine to evaluate various geological, geochemical and geophysical targets identified by historical surface work. The RAB drilling was undertaken to identify areas where flat-lying, gold-bearing structures may coalesce into larger, potentially mineable zones. A total of 160 holes (5,547 m) were drilled along three section lines spaced 600 m apart. Drill holes were located every 100 m along each section line (See Figure 4). The RAB holes averaged 35 m in depth, varying from 6 to 76 m. Anomalous values were intersected in 50 of the 160 holes completed.

Figure 4 – Plan view of 2014 RAB drilling program north of the San Francisco Mine.

Select mineral intercepts include:

•	10.2 m of 0.66 g/t Au at 4.1 m downhole in hole R14-120, on section 3500W
•	10.2 m of 5.52 g/t Au at 20.3 m downhole including 2.0 m of 25.9 g/t Au, in hole R14-133, on section 3500W
•	8.1 m of 1.43 g/t Au at 16.3 m downhole in hole R14-154, on section 4100W
•	4.1 m of 3.50 g/t Au at18.3 m downhole in hole R14-160, on section 4100W
•	8.1 m of 2.50 g/t Au at 8.1 m downhole in hole R14-211, on section 4700W

The positive results of the RAB holes from the 2014 drill program support a next stage RC drilling program to the west of the 1B area and also along strike and down dip.

Marisol

The Marisol property is 16 km east of the San Francisco Mine and consists of four concessions totaling 571 ha. Marisol was considered a potential target primarily based on results from early-stage drill programs carried out by previous owners. Marisol consists of a series of parallel fault breccias and stockwork containing gold and silver mineralization, extending for more than 1,500 m. Along strike outcroppings occur intermittently and evidence of shallow underground workings occur as well. The Company drilled a total of 3,578 m in 17 drill holes (seven RC, 10 DH). Select mineral intercepts include (all widths are true width):

•	14.7 m of 1.51 g/t Au at 46.5 m downhole in hole MD14-001
•	7.37 m of of 3.07 g/t Au at 15.0 m downhole in hole MD14-002
•	4.91 m of 1.64 g/t Au at 81.0 m downhole in hole MD14-03
•	2.46 m of 2.83 g/t Au at 90.0 m downhole in MD14-04

Based on the results the Company will not be exercising its option on the Marisol property.

Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. Duplicates, standards and blanks were inserted into the sampling stream at intervals of 25 samples. The sampling of, and assay data from, drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the Company’s geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals vary from 0.70 to 2 m in length. Samples are prepared at the ACME and ALS Labs facilities in Hermosillo and analyzed using a standard fire assay with a 50 gram pulp and Atomic Absorption (AA) finish at the same labs in Vancouver, Canada. Check assays were sent to each lab and were cross referenced and results verified.

Technical Information & Qualified Person Notes

This news release was prepared and reviewed by Jose Vizquerra-Benavides, CPG (AIPG), a Director of the Company, and Taj Singh, M.Eng, P.Eng, a Vice-President of the Company, both of whom are recognized as a Qualified Person (“QP”) under the guidelines of National Instrument 43-101. The news release was also prepared and reviewed by Miguel Soto, P. Geo. Eng., Vice-President of the Company. Mr. Vizquerra-Benavides, Mr. Singh, and Mr. Soto have read and approved the contents of this news release.

Contacts:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.